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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                               ________________

                               SCHEDULE 14D-9/A
                               (AMENDMENT NO. 7)

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               ________________

                             THE LOEWEN GROUP INC.

                           (Name of Subject Company)

                             THE LOEWEN GROUP INC.

                     (Name of Person(s) Filing Statement)

                       COMMON SHARES, WITHOUT PAR VALUE
                    (AND ASSOCIATED SHARE PURCHASE RIGHTS)

                 6.00% CUMULATIVE REDEEMABLE CONVERTIBLE FIRST
                 PREFERRED SHARES, SERIES C, WITHOUT PAR VALUE

                        (Title of Class of Securities)

                                   54042L100
                                   54042L407

                     (CUSIP Number of Class of Securities)

                               ________________

                               Peter S. Hyndman
                  Vice President, Law and Corporate Secretary
                             The Loewen Group Inc.
                              4126 Norland Avenue
                           Burnaby, British Columbia
                                Canada V5G 3S8
                                 (604)299-9321

      (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:

                             Lyle G. Ganske, Esq.
                          Jones, Day, Reavis & Pogue
                                  North Point
                              901 Lakeside Avenue
                            Cleveland, Ohio  44114
                                (216) 586-3939

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          This statement amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9, as amended (the "Schedule 14D-9") of The Loewen Group Inc., a corporation incorporated under the laws of British Columbia, Canada (the "Company"), initially filed with the Securities and Exchange Commission (the "Commission") on October 10, 1996, with respect to the proposed exchange offers (the "Second SCI Proposal") announced on October 2, 1996, and disclosed in a Registration Statement on Form S-4, as amended (the "Registration Statement") initially filed with the Commission on October 3, 1996, by New Service Corporation International, a Delaware corporation ("New SCI"), and SCI Holdings Canada, Inc., a company incorporated under the laws of British Columbia, Canada ("Canadian SCI"), each a wholly owned direct or indirect subsidiary of Service Corporation International, a Texas Corporation ("SCI"). The proposed exchange offers contemplated by the Second SCI Proposal have not yet commenced.

          Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.   ADDITIONAL INFORMATION TO BE FURNISHED.

          Item 8 is amended and supplemented hereby by inserting the following at the end of the sixth paragraph (after insertion of all prior amendments) of
Item 8(a):

          A copy of the order of the United States District Court for the Eastern District of New York, dated December 11, 1996, granting the Company's motion for expedited discovery is included as Exhibit 54 to this Schedule 14D-9 and is incorporated herein by reference.

          Item 8 is amended and supplemented hereby by inserting the following new paragraph after the sixth paragraph (after insertion of the amendment described above and all prior amendments) of Item 8(a):

          On December 11, 1996, SCI filed its answer to the amended complaint of the Company, LGII, and Ridge Chapels, Inc. A copy of SCI's answer is included as
Exhibit 55 to this Schedule 14D-9 and is incorporated herein by reference. In its answer, SCI asserts counterclaims substantially similar to the claims made against the Company in SCI's action, which was dismissed on November 29, 1996, filed in the United States District Court for the Southern District of Texas, except that SCI has not reasserted as counterclaims its claims relating to its allegation that the Company lacks standing to bring a federal antitrust action against SCI (although in its answer SCI does assert as an affirmative defense that the Company lacks standing). The Company believes that SCI's counterclaims are without merit and intends to contest the counterclaims vigorously.

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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

          Except for Exhibits 54 and 55 which are filed herewith, the following
Exhibits were previously filed with the Schedule 14D-9:
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
Exhibit 1     --    Letter from L. William Heiligbrodt to Raymond L. Loewen, dated September 17, 1996.

Exhibit 2     --    Letter from L. William Heiligbrodt to Raymond L. Loewen, dated September 18, 1996.

Exhibit 3     --    Letter to Shareholders from Raymond L. Loewen, dated September 24, 1996.

Exhibit 4     --    Letter to L. William Heiligbrodt from Raymond L. Loewen, dated September 24, 1996.

Exhibit 5     --    [Intentionally omitted].

Exhibit 6     --    Press Release issued by Loewen, dated September 17, 1996.

Exhibit 7     --    [Intentionally omitted].

Exhibit 8     --    Press Release issued by Loewen, dated September 24, 1996.

Exhibit 9     --    Press Release issued by Loewen, dated September 27, 1996.

Exhibit 10    --    Press Release issued by Loewen, dated October 1, 1996.

Exhibit 11    --    Press Release issued by SCI, dated October 2, 1996.

Exhibit 12    --    Press Release issued by Loewen, dated October 2, 1996.

Exhibit 13*   --    Press Release issued by Loewen, dated October 10, 1996.

Exhibit 14    --    Complaint in KRIM V. BAGNELL, ET AL. (Superior Court of the State of California).

Exhibit 15    --    First Amended Complaint in SERVICE CORPORATION INTERNATIONAL V. THE
                    LOEWEN GROUP INC. (United States District Court for the Southern District of Texas).

Exhibit 16    --    Complaint in THE LOEWEN GROUP INC. V. SERVICE CORPORATION
                    INTERNATIONAL, ET AL. (United States District Court for the Eastern District of New York).

Exhibit 17*   --    Opinion letter of Smith Barney Inc. to Loewen Board of Directors, dated October 10, 1996.

Exhibit 18*   --    Opinion letter of Nesbitt Burns Inc. to Loewen Board of Directors, dated October 10, 1996.

Exhibit 19    --    Pages 15 - 20 and 32 - 34 of The Loewen Group Inc. Proxy Statement, dated April 9, 1996.

Exhibit 20    --    The Loewen Group Inc. Employee Stock Option Plan (United States).

Exhibit 21    --    The Loewen Group Inc. Employee Stock Option Plan (Canada).

Exhibit 22    --    Form of The Loewen Group Inc. Employee Stock Option Plan Agreement (Directors of
                    Loewen Group International, Inc.).

Exhibit 23    --    Form of The Loewen Group Inc. Employee Stock Option Plan Agreement (Directors of
                    subsidiaries).

Exhibit 24    --    Form of The Loewen Group Inc. Employee Stock Option Plan Agreement (employees).

Exhibit 25    --    The Loewen Group Inc. Employee Share Purchase Plan (United States).

Exhibit 26    --    The Loewen Group Inc. Employee Share Purchase Plan (Canada).
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
Exhibit 27    --    The Loewen Group Inc. 1994 Management Equity Investment Plan.

Exhibit 28    --    Form of The Loewen Group Inc. 1994 Management Equity Investment Plan Investment
                    Option Agreement.

Exhibit 29    --    The Loewen Group Inc. Supplement to 1994 Management Equity Investment Plan.

Exhibit 30    --    The Loewen Group Inc. Addendum to 1994 Management Equity Investment Plan.

Exhibit 31    --    Form of The Loewen Group Inc. Management Equity Investment Plan Borrowing
                    Agreement.

Exhibit 32    --    Form of The Loewen Group Inc. Management Equity Investment Plan Executive
                    Agreement.

Exhibit 33    --    Form of The Loewen Group Inc. Management Equity Investment Plan 1994 Exchangeable
                    Floating Rate Debenture due July 15, 2001.

Exhibit 34    --    The Loewen Group Inc. 1994 Outside Director Compensation Plan.

Exhibit 35    --    The Loewen Group Inc. Employee Stock Bonus Plan.

Exhibit 36    --    The Loewen Group Inc. Shareholder Protection Rights Plan Agreement and Amendments.

Exhibit 37    --    Employment Agreement with Timothy R. Hogenkamp.

Exhibit 38    --    [Intentionally omitted].

Exhibit 39    --    Form of Indemnification Agreement with Outside Directors.

Exhibit 40    --    Form of Indemnification Agreement with Officers.

Exhibit 41    --    Form of The Loewen Group Inc. Severance Agreement.

Exhibit 42    --    The Loewen Group Inc. Severance Pay Plan.

Exhibit 43*   --    Letter to Shareholders from Raymond L. Loewen, dated October 10, 1996.

Exhibit 44    --    Press Release issued by Loewen, dated October 14, 1996.

Exhibit 45    --    Press Release issued by Loewen, dated October 17, 1996.

Exhibit 46    --    Press Release issued by Loewen, dated October 20, 1996.

Exhibit 47    --    Press Release issued by Loewen, dated November 1, 1996.

Exhibit 48    --    Press Release issued by Loewen, dated November 3, 1996.

Exhibit 49    --    Memorandum Opinion dated November 27, 1996 (United States District Court for the
                    Southern District of Texas).

Exhibit 50    --    Press Release issued by Loewen, dated December 1, 1996.

Exhibit 51    --    Form of The Loewen Group Inc. Regional Executive Severance Agreement.

Exhibit 52    --    Form of The Loewen Group Inc. Consultant Severance Agreement.

Exhibit 53    --    Press Release issued by Loewen, dated December 11, 1996.

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
Exhibit 54    --    Order for Expedited Discovery dated December 11, 1996
                    (United States District Court for the Eastern District of New York).

Exhibit 55    --    Answer in THE LOEWEN GROUP INC. V. SERVICE CORPORATION INTERNATIONAL, ET AL.
                    (United States District Court for the Eastern District of New York).
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*  Exhibits distributed to Shareholders.

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                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.



                                       THE LOEWEN GROUP INC.


                                       By:   /s/ Peter S. Hyndman
                                             -----------------------------------
                                             Name:   Peter S. Hyndman
                                             Title:  Vice President, Law and
                                                     Corporate Secretary


Dated:  December 16, 1996